                                                                       EXHIBIT C

                                                             [Commitment Letter]


                            BANKERS TRUST CORPORATION
                               130 LIBERTY STREET
                               NEW YORK, NY 10006


                                                              September 16, 1999
H.I.G. Capital LLC
1001 Brickell Bay Drive
Suite 2708
Miami, Florida  33131

Attention:  Sami Mnaymneh


          Re: Happy Kids Recapitalization Financing
              -------------------------------------

Gentlemen:

          We understand that you intend to consummate a recapitalization (the "Recapitalization") of Happy Kids, Inc. (the "Company"), to be accomplished by merger of a newly formed company ("Acquisition Corp.") owned by you and/or your affiliates and other investors reasonably satisfactory to the Lender (the "Equity Investors") with and into the Company, with the Company as the surviving entity. We further understand that the cash requirements for the Recapitalization, the refinancing of approximately $14.2 million of existing debt of the Company and its subsidiaries (the "Refinancing") and related fees and expenses will be approximately $100.8 million and will be provided solely from (i) term loan facilities (the "Term Loan Facilities") of up to $60 million,
(ii) a revolving credit facility (the "Revolving Credit Facility" and, together with the Term Loan Facilities, the "Bank Financing") of up to $50 million of which it is estimated approximately $10.5 million will be drawn as of the closing date of the Recapitalization (the "Closing Date"), (iii) a common equity contribution to the Company of at least $26.575 million, $20.3 million of which will be contributed in cash by the Equity Investors and up to $6.275 million of which may be in the form of rollover equity of existing shareholders of the Company (the "Equity Financing") and (iv) up to $10 million from the issuance of senior subordinated debt of the Company. The Recapitalization, the Bank Financing, the Equity Financing, the Refinancing and the issuance of senior subordinated debt are herein collectively referred to as the "Transaction".

          You have requested that Bankers Trust Corporation (the "Lender") commit to provide to the Company funds in the amount of up to $10 million in the form of a senior subordinated loan (or note issuance) to be made available as described in Section 1 hereof (the "Senior Subordinated Financing").

          Accordingly, subject to the terms and conditions set forth or incorporated in this letter, the Lender agrees with you as follows:

          Section 1. Senior Subordinated Financing. The Lender hereby commits, subject to the terms and conditions hereof and in the Summary Term Sheet attached hereto as Exhibit A (the "Term Sheet"), to provide to the Company a senior subordinated loan (which at the option of the Lender may take the form of senior subordinated notes) in the aggregate principal amount of up to $10 million. The proceeds of the Senior Subordinated Financing shall be used, together with the proceeds of the Bank Financing and the Equity Financing, solely to finance the Recapitalization, to consummate the Refinancing and to pay fees and expenses incurred in connection with the Recapitalization. The principal terms of the Senior Subordinated Financing are summarized in the Term Sheet.

          Unless the Lender's commitment hereunder shall have been terminated pursuant to Section 6, the Lender or its affiliates shall have the exclusive right to provide the Senior Subordinated Financing or other mezzanine financing required in connection with the Transaction.

          You hereby represent and covenant that based on your review and analysis, to the best of your knowledge (a) all information other than Projections (as defined below), which has been or is hereafter made available to the Lender by you or your representatives, advisors or affiliates in connection with the transactions contemplated hereby (the "Information") has been reviewed and analyzed by you in connection with the performance of your own due diligence and is, or in the case of Information made available after the date hereof will be, complete and correct in all material respects and does not and will not contain any untrue statement of a material fact or omit to state a material fact known to you and necessary to make the statements contained therein, in the light of the circumstances under which such statements were or are made, not misleading and (b) all financial projections concerning the Company that have been or are hereafter made available to the Lender by you or your representatives, advisors or affiliates in connection with the transactions contemplated hereby (the

"Projections") have been or, in the case of Projections made available after the date hereof, will be prepared in good faith based upon reasonable assumptions (it being understood that the Projections are subject to significant uncertainties and contingencies, many of which are beyond your control and that no assurance can be given that such Projections will be realized). You agree to supplement the Information and the Projections from time to time until the termination of the Lender's commitment hereunder so that the representation and warranty made in the preceding sentence is correct as of such date. In arranging and syndicating the Senior Subordinated Financing, the Lender will be using and relying on the Information and the Projections without independent verification thereof. The representations and covenants contained in this paragraph shall remain effective until a definitive financing agreement is executed and thereafter the disclosure representations contained herein shall be terminated and of no further force and effect.

          Section 2. Financing Documentation. The making of the Senior Subordinated Financing will be governed by definitive loan (or an indenture or note agreement in the case of a note financing) and related agreements and documentation (collectively, the "Financing Documentation") in form and substance reasonably satisfactory to the Lender. The Financing Documentation shall be prepared by Cahill Gordon & Reindel, special counsel to the Lender. The Financing Documentation shall contain such covenants, terms and conditions as are consistent with this letter and the Term Sheet and such other covenants, terms, conditions, representations, warranties, events of default and remedies provisions as shall be satisfactory to the Lender and you and which are typical for mezzanine financings.

          Section 3. Conditions. The obligation of the Lender under Section 1 of this letter to provide the Senior Subordinated Financing is subject to fulfillment of the following conditions:

          (a) Acquisition Agreement. The Company and Acquisition Corp. shall have entered into a merger agreement or other acquisition agreement (the "Acquisition Agreement") on terms and in form and substance reasonably satisfactory to the Lender. The Acquisition Agreement shall not have been amended in any material respect without the Lender's consent, which consent shall not be unreasonably withheld. All conditions precedent to the Recapitalization contained in the Acquisition Agreement shall have been performed or complied with substantially on the terms set forth therein and not waived without the Lender's consent, which consent shall not be unreasonably withheld, and the Recapitalization shall have been consummated simultaneously with the making of the Senior Subordinated Financing.

          (b) Financing Documentation. The Company and the Lender shall have entered into the Financing Documentation relating to the Senior Subordinated Financing and the transactions contemplated thereby, on terms and in form and substance reasonably satisfactory to the Lender.

          (c) Bank Financing. The Company shall have entered into definitive documentation on terms and in form and substance reasonably satisfactory to the Lender with respect to the Bank Financing (collectively with all documents and instruments related thereto or delivered in connection therewith, the "Bank Documents") with a commercial lender or lenders or a syndicate of commercial lenders in form and substance reasonably satisfactory to the Lender. The Bank Documents shall be in full force and effect and the parties thereto shall be in compliance with all material agreements thereunder.

          (d) Equity Financing. On or prior to the Closing Date, the Company shall have received cash proceeds of not less than $26.575 million from the Equity Financing (up to $6.275 million of which may be in the form of rollover equity). The terms of the Equity Financing shall be reasonably satisfactory to the Lender.

          (e) No Adverse Change or Development, Etc. (i) Nothing shall have occurred since December 31, 1998 (and the Lender shall have become aware of no facts or conditions not previously known to the Lender) which the Lender shall, in its reasonable discretion, determine could have a material adverse effect on the rights or remedies of the Lender, or on the ability of the Company to perform its obligations to the Lender or which could have a materially adverse effect on the business, property, assets, liabilities, condition (financial or otherwise), results of operations or prospects of the Company (a "Material Adverse Effect"); (ii) trading in securities generally on the New York or American Stock Exchange shall not have been suspended and minimum or maximum prices shall not have been established on any such exchange; (iii) a banking moratorium shall not have been declared by New York or United States authorities; and (iv) there shall not have been (A) an outbreak or escalation of hostilities between the United States and any foreign power, or (B) an outbreak or escalation of any other insurrection or armed conflict involving the United States or any other national or international calamity or emergency, or (C) any material change in the general financial markets of the United States which, in each case, in the reasonable judgment of the Lender would have a material adverse effect on the ability to syndicate loans or sell or place securities, as the case may be, such as the Senior Subordinated Financing.

          (f) Capital Structure. The pro forma consolidated capital structure of the Company, after giving effect to the Recapitalization, shall be consistent with the capital structure contemplated herein, and other than the Senior Subordinated Financing, the Bank Financing and other indebtedness reasonably satisfactory to the Lender, the Company, after giving effect to, and upon consummation of, the Recapitalization, shall have no outstanding indebtedness for money borrowed.

          (g) Opinions. As of the Closing Date, the Lender shall have received legal and other opinions (including all reports and certificates as to solvency received by the lenders under the Bank Financing) from persons, and covering matters, reasonably acceptable to the Lender.

          (h) Litigation. There shall exist no action, suit, investigation, litigation or proceeding pending or threatened in any court or before any arbitrator or governmental or regulatory agency or authority that could reasonably be expected to have a Material Adverse Effect.

          Section 4. Indemnification and Contribution. You, together with certain of your affiliates, agree to indemnify the Lender and its affiliates and each person in control of the Lender and its affiliates and the respective officers, directors, employees, agents and representatives of the Lender and its affiliates and control persons, as provided in the Indemnity Letter dated the date hereof (the "Indemnity Letter") and attached hereto.

          Section 5. Expenses. In addition to any fees that may be payable to the Lender hereunder and regardless of whether any of the transactions contemplated by this letter are consummated, if this letter agreement is terminated, the Senior Subordinated Financing is made available or the Financing Documentation is executed and delivered, you hereby agree to reimburse the Lender upon demand for all reasonable fees and dis-bursements of legal counsel, including but not limited to the reasonable fees and disbursements of Cahill Gordon & Reindel, the Lender's special counsel, and all of the Lender's travel and other reasonable and documented out-of-pocket expenses incurred in connection with the Transaction or otherwise arising out of the Lender's commitment hereunder; provided that if Lender fails to fulfill its obligations hereunder, no such fees or expenses shall be payable to the Lender.

          Section 6. Termination. The Lender's commitment hereunder to provide the Senior Subordinated Loan shall terminate, unless expressly agreed to by the Lender in its sole discretion to be extended to another date, on the earlier of
(A) December 15, 1999 if the Senior Subordinated Financing has not been funded (other than as a result of failure of the Lender to fulfill its obligations hereunder), and (B) the termination of the Acquisition Agreement in accordance with its terms. No such termination of such commitment shall affect your obligations under Sections 4 and 5 hereof or this Section 6, which shall survive any such termination.

          Section 7. Assignment. This letter shall not be assignable by any party hereto without the prior written consent of the other parties (other than, in the case of the Lender, to an affiliate of the Lender, it being understood that any such affiliate shall be subject to the restrictions set forth in this
Section 7); provided, however, that the Lender shall have the right, in its sole discretion, to syndicate the Senior Subordinated Financing among banks or other financial institutions pursuant to the Financing Documentation or otherwise and to sell, transfer or assign all or any portion of, or interests or participations in, the Senior Subordinated Financing and any notes issued in connection therewith. You agree to use your reasonable best efforts, whether prior to or after the funding date of the Senior Subordinated Financing, to assist the Lender in syndicating the Senior Subordinated Financing or its commitment with respect thereto, including, without limitation, in connection with (x) the preparation of an information package regarding the Transaction, including the Information and the Projections described in Section 1 hereof, and
(y) meetings and other communications with prospective Lenders, including making senior management of the Company and other representatives of the Company available (at mutually agreeable times) to participate in such meetings.

            Section 8. Miscellaneous. THIS LETTER SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO THE PRINCIPLES GOVERNING

CONFLICTS OF LAWS, AND ANY RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY CLAIM, ACTION, SUIT OR PROCEEDING ARISING OUT OF OR CONTEMPLATED BY THIS COMMITMENT LETTER IS HEREBY WAIVED. YOU HEREBY SUBMIT TO THE NON-EXCLUSIVE JURISDICTION OF THE FEDERAL AND NEW YORK STATE COURTS LOCATED IN THE CITY OF NEW YORK IN CONNECTION WITH ANY DISPUTE RELATED TO THIS COMMITMENT LETTER OR ANY MATTERS CONTEMPLATED HEREBY. This letter (including the provisions of the Indemnity Letter and the Fee Letter dated the date hereof specifically incorporated herein) embodies the entire agreement and understanding between you and the Lender and supersedes all prior agreements and understandings relating to the subject matter hereof. This letter may be executed in any number of counterparts, each of which shall be an original, but all of which shall constitute one instrument.

          The Lender reserves the right to employ the services of its affiliates in providing services contemplated by this letter and to allocate, in whole or in part, to its affiliates certain fees payable to the Lender in such manner as the Lender and its affiliates may agree in their discretion. You acknowledge that the Lender may share with any of its affiliates, and such affiliates may share with the Lender (in each case, subject to any confidentiality agreements applicable thereto), any information related to you or your affiliates and the Company (including information relating to creditworthiness) or the Transaction.

          If you are in agreement with the foregoing, please sign and return to the Lender to Bankers Trust Corporation at 130 Liberty Street, New York, New York 10006 the enclosed copy of this letter no later than 5:00 p.m., New York time, on September 17, 1999, whereupon the undertakings of the parties shall become effective to the extent and in the manner provided hereby. This offer shall terminate if not so accepted by you on or prior to that time.


                                        Very truly yours,

                                        BANKERS TRUST CORPORATION



                                        By: /s/ W.W. Archer
                                            ------------------------------------
                                            Name:  W.W. Archer
                                            Title: Managing Director


Accepted and Agreed to as of
the date first above written:

H.I.G. CAPITAL LLC



By: /s/ Sami Mnaymneh
    ------------------------------------
    Name:  Sami Mnaymneh
    Title: President

                                                                EXHIBIT A

                              Summary Term Sheet1


Borrower:                        Happy Kids, Inc. (the "Borrower").

Guarantors:                      All obligations of the Borrower under the
                                 Senior Subordinated Financing shall be
                                 unconditionally guaranteed on a senior
                                 subordinated basis by each of the Borrower's subsidiaries that guarantees the Bank Financing
                                 (the "Guarantors").

Lender:                          Bankers Trust Corporation.

Amount:                          $10 million senior subordinated loan or
                                 note issuance (the "Senior Subordinated
                                 Financing").

Maturity:                        The commitment shall automatically expire
                                 on December 15, 1999 if no portion of the Senior Subordinated Financing has been funded (other than as a result of failure of the Lender to fulfill its obligations hereunder). Any outstanding amount under the Senior Subordinated Financing will be required to be repaid in full on the earlier of (a) a change of control of the Borrower (to be defined) or (b) nine years from the Closing Date.

Commitment and                   As provided in the Fee Letter from
  Funding Fees:                  the Lenders to you dated the date hereof
                                 (the "Fee Letter").

Investor Fee:                    As provided in the Fee Letter.

----------------------------
1 Capitalized terms used herein and not defined herein shall have the meanings provided in the commitment letter to which this summary term sheet is attached.

Use of Proceeds:                 To fund in part the Transaction and to pay
                                 related fees and expenses.

Interest Rate:                   As provided in the Fee Letter.

Ranking: The obligations of the Borrower and the Guarantors under the Senior Subordinated Financing will be senior subordinated obligations of the Borrower and the Guarantors and will rank (i) junior in right of payment to all senior indebtedness of the Borrower or such Guarantor, as the case may be, (ii) pari passu with all other senior subordinated indebtedness of the Borrower or such Guarantor, as the case may be, and (iii) senior to any subordinated indebtedness of the Borrower or such Guarantor, as the case may be.

Optional Redemption:             As provided in the Fee Letter.

Mandatory Redemption:            None.

Participation/Assign-            The Lender may participate out or
  ment or Syndication:           sell or assign, or syndicate to other
                                 lenders or financial institutions, the Senior
                                 Subordinated Financing, in whole or in part, at any time, subject to compliance with applicable securities laws.

Covenants:                       The Financing Documentation will contain
                                 customary affirmative and negative
                                 covenants for mezzanine financings (with customary carve-outs and exceptions), including without limitation, restrictions on the ability of the Borrower and its Subsidiaries to incur additional indebtedness and to incur indebtedness which is subordinated to senior indebtedness and senior to the Senior
                                 Subordinated Financing, pay dividends and make certain other restricted payments and investments, impose restrictions on the ability of the Borrower's subsidiaries to pay dividends or make certain other payments to the Borrower, create liens, enter into transactions with affiliates, consummate certain asset sales, and merge, consolidate or transfer all or substantially all of their assets, and also including a minimum interest coverage ratio maintenance test.

Representations and              Customary for transactions of this
  Warranties:                    type.

Conditions Precedent:            Customary for transactions of this type as
                                 set forth in Section 3 of the commitment letter.

Events of Default:               Customary for transactions of this type,
                                 including, without limitation, payment
                                 defaults, covenant defaults, bankruptcy
                                 and insolvency, judgments,
                                 cross-acceleration of and failure to pay at final maturity other indebtedness aggregating $5 million or more and foreclosure under the Bank Financing, subject to, in certain cases, notice and grace provisions.

Equity Participation:            As provided in the Fee Letter.

Visitation Rights:               The Lender will be entitled to board
                                 visitation rights as are mutually agreed upon.


Governing Law and Forum:         The State of New York.

Indemnification and              Customary for transactions of this
  Expense Reimbursement:         type.